--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


         /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                                        OR

         / / TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO ___________

Commission file number 0-141090..........................................

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DREYER'S GRAND ICE CREAM, INC.
                                   5929 COLLEGE AVENUE
                                    OAKLAND, CA 94618






--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
-------------------------------------------------------------------------------


                                                                                              Page
                                                                                              ----

REPORT OF INDEPENDENT ACCOUNTANTS                                                               1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan Benefits, with Fund Information,
         at December 31, 1996 and 1995                                                        2 - 3

     Statements of Changes in Net Assets Available for Plan Benefits, with Fund
         Information, for the Years Ended December 31, 1996 and 1995                          4 - 5

     Notes to Financial Statements                                                           6 - 10

ADDITIONAL INFORMATION:

     Schedule I - Assets Held for Investment at December 31, 1996                            11 - 16

     Schedule II - Schedule of Loans or Fixed Income Obligations
         at December 31, 1996                                                                  17

     Schedule V - Series of Transactions During the Year Ended December 31, 1996
         in Excess of 5% of the Current Value of
         Plan Assets at December 31, 1995                                                      18


Note:  Schedules III and IV are not presented as they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc.
Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits, with fund information, and the related statements of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1996 and 1995, and the changes in net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I, II and V and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
------------------------
PRICE WATERHOUSE LLP
San Francisco, California
April 28, 1997


--------------------------------------------------------------------------------
DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT

DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                               SHORT TERM         BALANCED         EQUITY              STOCK        MASTERWORKS
                                                  FUND              FUND           FUND                FUND           FUND
Assets

Investments at fair value:
   Corporate debt instruments                   $        -       $   566,983     $    436,407      $         -     $           -
   Common stock                                          -         2,260,947        6,372,262        4,790,684                 -
   Interest in pooled funds                        414,100           157,600          393,700          245,100        11,269,035
   U.S. government securities                    2,192,365         1,564,193        1,504,626                -                 -
   Participant loans                                     -                 -                -                -                 -
                                              ------------      ------------     ------------     ------------      ------------
                                                 2,606,465         4,549,723        8,706,995        5,035,784        11,269,035

Contributions receivable:
   Employee                                         16,275            38,710           57,378           59,422            84,780
   Employer                                         73,813           194,075          333,701          291,538           421,859
Accrued dividends receivable                         2,278               745              -              1,441           212,470
Inter-fund transfers receivable/(payable)          (16,728)           19,381           35,131           (4,444)          (33,340)
Cash                                                    14                71               32               40                 -
                                              ------------      ------------     ------------     ------------      ------------

Net assets available for Plan benefits        $  2,682,117      $  4,802,705     $  9,133,237      $ 5,383,781      $ 11,954,804
                                               ===========       ===========      ===========      ===========       ===========



                                                     LOAN
                                                     FUND            TOTAL
Assets

Investments at fair value:
   Corporate debt instruments                   $          -    $   1,003,390
   Common stock                                            -       13,423,893
   Interest in pooled funds                                -       12,479,535
   U.S. government securities                              -        5,261,184
   Participant loans                               1,499,285        1,499,285
                                                ------------     ------------
                                                   1,499,285       33,667,287

Contributions receivable:
   Employee                                                -          256,565
   Employer                                                -        1,314,986
Accrued dividends receivable                               -          216,934
Inter-fund transfers receivable/(payable)                  -                -
Cash                                                       -              157
                                                ------------     ------------

Net assets available for Plan benefits          $  1,499,285     $ 35,455,929
                                                ============     ============




                See accompanying notes to financial statements.


--------------------------------------------------------------------------------
DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT

DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                             SHORT TERM       BALANCED        EQUITY           STOCK         WELLS FARGO
                                               FUND             FUND          FUND             FUND             FUND
Assets

Investments at fair value:
   Corporate debt instruments              $         -     $   398,691     $   537,621     $         -     $         -
   Common stock                                      -       2,013,663       5,365,169       4,727,984               -
   Interest in pooled funds                    368,700          98,000         128,300         263,000       6,862,767
   U.S. government securities                2,361,839       1,407,946       1,069,430               -               -
   Participant loans                                 -               -               -               -               -
                                           -----------     -----------     -----------     -----------     -----------
                                             2,730,539       3,918,300       7,100,520       4,990,984       6,862,767

Contributions receivable:
   Employee                                     19,614          37,669          53,879          54,955          55,325
   Employer                                    115,469         215,827         343,557         308,850         329,468
Accrued dividends receivable                         -               -               -               -         132,231
Cash                                                63              12              54              64              57
                                           -----------     -----------     -----------     -----------     -----------

Net assets available for Plan benefits     $ 2,865,685     $ 4,171,808     $ 7,498,010     $ 5,354,853     $ 7,379,848
                                           ===========     ===========     ===========     ===========     ===========





                                            LOAN
                                            FUND              TOTAL
Assets

Investments at fair value:
   Corporate debt instruments               $        -     $   936,312
   Common stock                                      -      12,106,816
   Interest in pooled funds                          -       7,720,767
   U.S. government securities                        -       4,839,215
   Participant loans                         1,158,081       1,158,081
                                           -----------     -----------
                                             1,158,081      26,761,191

Contributions receivable:
   Employee                                          -         221,442
   Employer                                          -       1,313,171
Accrued dividends receivable                         -         132,231
Cash                                                 -             250
                                           -----------     -----------

Net assets available for Plan benefits     $ 1,158,081     $28,428,285
                                           ===========     ===========


                See accompanying notes to financial statements.



--------------------------------------------------------------------------------
DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND

INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                SHORT TERM        BALANCED          EQUITY           STOCK         MASTERWORKS
                                                   FUND             FUND             FUND             FUND            FUND
Additions to net assets attributed to:
Investment income:
   Interest                                   $   138,703      $   134,148      $   139,709      $    15,137      $       329
   Dividends                                          -             31,824           86,987           36,395          362,591
   Realized and unrealized gains (losses)             -            348,135        1,031,666         (695,724)       1,574,478
                                              -----------      -----------      -----------      -----------      -----------
                                                  138,703          514,107        1,258,362         (644,192)       1,937,398

Contributions:
   Employee                                       334,468          670,338        1,151,408        1,042,516        1,300,732
   Employer                                        73,813          194,075          333,701          291,539          421,859
   Employee rollovers from other
      qualified plans                              51,242          197,320           55,853           69,570          112,919
                                              -----------      -----------      -----------      -----------      -----------

        Total additions                           598,226        1,575,840        2,799,324          759,433        3,772,908
                                              -----------      -----------      -----------      -----------      -----------

Deductions from net assets attributed to:
   Benefit and loan payments                      459,454          307,535          615,117          384,813          489,736
   Administrative expenses                         19,201           45,113           83,315           37,349           53,715
                                              -----------      -----------      -----------      -----------      -----------

        Total deductions                          478,655          352,648          698,432          422,162          543,451
                                              -----------      -----------      -----------      -----------      -----------

Net increase                                      119,571        1,223,192        2,100,892          337,271        3,229,457

Net assets available for Plan benefits:
Beginning of year                               2,865,685        4,171,808        7,498,010        5,354,853        7,379,848
Transfers                                        (303,139)        (592,295)        (465,665)        (308,343)       1,345,499
                                              -----------      -----------      -----------      -----------      -----------

End of year                                   $ 2,682,117      $ 4,802,705      $ 9,133,237      $ 5,383,781      $11,954,804
                                              ===========      ===========      ===========      ===========      ===========




                                                  LOAN
                                                  FUND            TOTAL
Additions to net assets attributed to:
Investment income:
   Interest                                   $   127,425     $   555,451
   Dividends                                          -           517,797
   Realized and unrealized gains (losses)             -         2,258,555
                                              -----------     -----------
                                                  127,425       3,331,803

Contributions:
   Employee                                           -         4,499,462
   Employer                                           -         1,314,987
   Employee rollovers from other
      qualified plans                                 -           486,904
                                              -----------     -----------

        Total additions                           127,425       9,633,156
                                              -----------     -----------

Deductions from net assets attributed to:
   Benefit and loan payments                      110,164       2,366,819
   Administrative expenses                            -           238,693
                                              -----------     -----------

        Total deductions                          110,164       2,605,512
                                              -----------     -----------

Net increase                                       17,261       7,027,644

Net assets available for Plan benefits:
Beginning of year                               1,158,081      28,428,285
Transfers                                         323,943             -
                                              -----------     -----------

End of year                                   $ 1,499,285     $35,455,929
                                              ===========     ===========



                See accompanying notes to financial statements.

-------------------------------------------------------------------------------
DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND

INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------


                                                SHORT TERM        BALANCED         EQUITY            STOCK        WELLS FARGO
                                                   FUND             FUND            FUND             FUND           FUND
Additions to net assets attributed to:
Investment income:
   Interest                                   $   150,908      $   112,114      $   120,692      $    29,843     $       555
   Dividends                                          -             30,490           85,868           21,623         234,293
   Realized and unrealized gains                      434          636,501        1,510,665          499,438       1,495,212
                                              -----------      -----------      -----------      -----------     -----------
                                                  151,342          779,105        1,717,225          550,904       1,730,060

Contributions:
   Employee                                       420,846          727,496        1,178,786          826,714         986,649
   Employer                                       132,572          228,156          374,680          312,179         340,161
   Employee rollovers from other
      qualified plans                              35,532           79,588          116,337          183,025          63,010
                                              -----------      -----------      -----------      -----------     -----------

        Total additions                           740,292        1,814,345        3,387,028        1,872,822       3,119,880
                                              -----------      -----------      -----------      -----------     -----------

Deductions from net assets attributed to:
   Benefit and loan payments                      170,086          323,298          613,717           55,786         219,432
   Administrative expenses                         17,195           35,371           67,291           19,581          27,459
                                              -----------      -----------      -----------      -----------     -----------

        Total deductions                          187,281          358,669          681,008           75,367         246,891
                                              -----------      -----------      -----------      -----------     -----------

Net increase                                      553,011        1,455,676        2,706,020        1,797,455       2,872,989

Net assets available for Plan benefits:
Beginning of year                               2,820,639        3,171,246        6,488,843        1,201,548       4,405,638
Transfers                                        (507,965)        (455,114)      (1,696,853)       2,355,850         101,221
                                              -----------      -----------      -----------      -----------     -----------

End of year                                   $ 2,865,685      $ 4,171,808      $ 7,498,010      $ 5,354,853     $ 7,379,848
                                              ===========      ===========      ===========      ===========     ===========




                                                  LOAN
                                                  FUND            TOTAL
Additions to net assets attributed to:
Investment income:
   Interest                                  $    91,286     $   505,398
   Dividends                                         -           372,274
   Realized and unrealized gains                     -         4,142,250
                                             -----------     -----------
                                                  91,286       5,019,922

Contributions:
   Employee                                          -         4,140,491
   Employer                                          -         1,387,748
   Employee rollovers from other
      qualified plans                                -           477,492
                                             -----------     -----------

        Total additions                           91,286      11,025,653
                                             -----------     -----------

Deductions from net assets attributed to:
   Benefit and loan payments                      39,252       1,421,571
   Administrative expenses                           -           166,897
                                             -----------     -----------

        Total deductions                          39,252       1,588,468
                                             -----------     -----------

Net increase                                      52,034       9,437,185

Net assets available for Plan benefits:
Beginning of year                                903,186      18,991,100
Transfers                                        202,861             -
                                             -----------     -----------

End of year                                  $ 1,158,081     $28,428,285
                                             ===========     ===========




                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL

      The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Imperial Trust Company (the Trustee). Watson Wyatt provides record keeping and consultation services and an investment manager provides investment advisory services for certain of the funds. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      ELIGIBILITY

      All employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" following their commencement date of employment. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

      EMPLOYEE CONTRIBUTIONS

      In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

      EMPLOYER CONTRIBUTIONS

      The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who was employed by the Company during the Plan year or who retired, died or was disabled during the Plan year.

      During 1996 and 1995, $134,612 and $72,969, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

      ROLLOVER CONTRIBUTIONS

      Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

      PARTICIPANT ACCOUNT VALUATION

      Each participant's account is valued quarterly as of March 31, June 30, September 30 and December 31. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous valuation date.

      PLAN BENEFITS

      Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

      A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

      The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participants' accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

      Investment options in the Plan include five funds: a short-term investment fund, a balanced fund, an equity fund, a stock fund (comprised of the Company's common stock) and an S&P 500 fund (MasterWorks fund) which replaced the Wells Fargo fund effective January 1, 1996.

      VESTING

      After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account balance and are fully vested after seven years. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


      PARTICIPANT LOANS

      The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

      Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

      INVESTMENTS AND INVESTMENT INCOME

      The Plan's assets are valued at the last quoted sales price of each calendar quarter including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for plan benefits, with fund information, in the period during which the market value change occurs.

      EXPENSES OF THE PLAN

      The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

      BENEFIT PAYMENTS AND LOANS MADE

      Benefits to terminated participants and loan repayments for terminated participants are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans. Loans made and loan repayments for active participants are recorded as transfers in the statement of changes in net assets available for plan benefits, with fund information. During 1996 and 1995, loans made totaled $854,530 and $612,062 respectively. During 1996 and 1995, loan repayments totaled $403,162 and $317,915, respectively.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.    INVESTMENTS

      Investments representing 5% or more of net assets available for Plan benefits were as follows:


                                                           December 31,
                                                        1996          1995
          INTEREST IN POOLED FUNDS:
             BZW Barclays MasterWorks
                S&P 500 Stock Fund                   $11,269,035      $        -
             Wells Fargo Inc. S&P 500 Stock Fund               -       6,856,067
          COMMON STOCK:
             Dreyer's Grand Ice Cream, Inc.            4,790,684       4,727,984



4.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
      Section 4044 of ERISA.


5.    RECONCILIATION TO FORM 5500

      Net assets allocable to terminated employees totaled $10,007 and $43,452 at December 31, 1996 and 1995, respectively. These amounts have been presented as liabilities of the Plan on the Plan's Form 5500 filing, in accordance with the Form's instructions.

      The following is a reconciliation between benefits paid to participants as reported in the financial statements and as reported in the Form 5500 for the year ended December 31, 1996:


          Benefits paid to participants per the financial statements                $ 2,366,819

          Add: Amounts allocable to terminated employees at December 31,
               1996                                                                      10,007

          Less: Amounts allocable to terminated employees at December 31,
                1995                                                                   (43,452)
                                                                                      ---------

          Benefits paid to particpants per the Form 5500                            $ 2,333,374
                                                                                      =========

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6.    TAX STATUS OF THE PLAN

      In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Committee is of the opinion that the Plan fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996                      SCHEDULE I
-------------------------------------------------------------------------------


                                                                 NUMBER OF
                                                                 SHARES OR           COST OF             CURRENT
IDENTITY OF ISSUE               DESCRIPTION OF INVESTMENT       FACE VALUE            ASSET               VALUE

SHORT TERM FUND

Interest in Pooled Funds

   SEI Liquid Asset Trust       Treasury portfolio                414,100          $  414,100          $  414,100
                                                                                   -----------        -----------
U.S. Government Securities

   U.S. Treasury Bills          DTD 2/8/96, 2/6/97                350,000          $  334,400          $  348,191
   U.S. Treasury Bills          DTD 3/7/96, 3/6/97                200,000             191,080             198,206
   U.S. Treasury Bills          DTD 4/4/96, 4/3/97                200,000             190,155             197,390
   U.S. Treasury Bills          DTD 5/2/96, 5/1/97                100,000              94,896              98,296
   U.S. Treasury Bills          DTD 5/30/96, 5/29/97              250,000             239,524             244,742
   U.S. Treasury Bills          DTD 1/23/97, 7/24/97              250,000             237,422             242,725
   U.S. Treasury Bills          DTD 3/20/97, 9/18/97              300,000             286,475             288,885
   U.S. Treasury Bills          DTD 4/17/97, 10/16/97             300,000             285,223             287,694
   U.S. Treasury Bills          DTD 5/15/97, 11/13/97             300,000             286,072             286,236
                                                                                   ----------          ----------

                                                                                   $2,145,247          $2,192,365
                                                                                   ----------          ----------

Short Term Fund Total                                                              $2,559,347          $2,606,465
                                                                                   ==========          ==========


BALANCED FUND

Corporate Debt Instruments

   First United National Bank       6.180%, 2/15/36
      N.C. Charlotte                                              175,000          $   170,566         $   165,890

   General Electric Cap. Corp.      8.850%, 4/01/05
                                    DTD 4/5/90                    100,000              117,382             112,410

   General Motors Accep. Corp.      6.625%, 10/15/05
                                    DTD 10/15/95                  200,000              205,718             195,000

   Wal Mart Stores Inc.             5.875%, 10/15/05
                                    DTD 10/14/93                  100,000               95,896              93,683
                                                                                   -----------         -----------

                                                                                   $   589,562         $   566,983
                                                                                   -----------         -----------


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996          SCHEDULE I (CONTINUED)
-------------------------------------------------------------------------------


                                                                        NUMBER of
                                                                        SHARES OR           COST OF             CURRENT
IDENTITY OF ISSUE                        DESCRIPTION OF INVESTMENT      FACE VALUE           ASSET                VALUE

BALANCED FUND, CONTINUED

Common Stock

   Aflac Corp.                           Common Stock                     1,700          $   36,280          $   72,675
   Albertsons                            Common Stock                     1,500              33,923              53,438
   Allied Signal Inc.                    Common Stock                     1,075              39,541              72,025
   American Int'l Group                  Common Stock                       625              37,980              67,656
   American Std. Cos. Inc.               Common Stock                     1,900              58,786              72,675
   Black & Decker Corp.                  Common Stock                     2,250              84,564              67,781
   Boeing Company                        Common Stock                       534              25,275              56,871
   British Pete PLC ADR                  Common Stock                       550              67,939              77,756
   Burlington Northern Santa Fe          Common Stock                       725              54,487              62,622
   Carnival Corp.                        Common Stock                     1,500              44,405              49,500
   Catarpillar Inc.                      Common Stock                       600              41,436              45,150
   Clayton Homes Inc.                    Common Stock                     3,750              55,614              50,625
   Colgate Palmolive Company             Common Stock                       800              40,933              73,800
   Conagra Inc.                          Common Stock                     1,500              59,228              74,625
   Deere Company                         Common Stock                     1,500              44,552              60,750
   Enron Corp.                           Common Stock                     1,750              57,519              75,469
   Federal Nat'l Mortgage Assn           Common Stock                     2,050              43,830              77,131
   Franklin Res. Inc.                    Common Stock                     1,050              42,857              71,794
   General Electric Company              Common Stock                       750              30,904              74,156
   Hewlett Packard Company               Common Stock                     1,450              44,047              72,862
   Intel Corp.                           Common Stock                       650              23,748              85,110
   International Business
      Machines                           Common Stock                       575              64,245              87,113
   Kimberly Clark Corp.                  Common Stock                       800              66,086              76,200
   Lear Corp.                            Common Stock                     1,750              52,681              59,719
   Nabisco Holdings Corp.                Common Stock                     1,900              54,875              73,863
   Newell Cos. Inc.                      Common Stock                     2,300              46,617              72,450
   Omnicom Group, Inc.                   Common Stock                     1,250              31,262              57,187
   Pepsico Incorporated                  Common Stock                     2,300              41,534              67,275
   Rockwell Int'l Corp.                  Common Stock                       825              44,811              50,222
   Schering Plough                       Common Stock                     1,050              37,505              67,987
   Solectron Corp.                       Common Stock                     1,000              37,519              53,375
   Wal Mart Stores Inc.                  Common Stock                     2,400              63,819              54,600
   Walgreen Co.                          Common Stock                     1,400              24,948              56,350
   Wells Fargo Co.                       Common Stock                       260              70,715              70,135
                                                                                         ----------          ----------

                                                                                         $1,604,465          $2,260,947
                                                                                         ----------          ----------
Interest in Pooled Funds

   SEI Liquid Asset Trust                Treasury portfolio             157,600          $  157,600          $  157,600
                                                                                         ----------          ----------


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996          SCHEDULE I (CONTINUED)
-------------------------------------------------------------------------------

                                                                    NUMBER OF
                                                                    SHARES OR          COST OF             CURRENT
IDENTITY OF ISSUE                   DESCRIPTION OF INVESTMENT      FACE VALUE           ASSET                VALUE
BALANCED FUND, CONTINUED

U.S. Government Securities

   Fed. Home Loan Banks             6.480%, 10/6/05
                                    DTD 10/6/95                     225,000          $  214,630          $  222,048

   Fed. Home Loan Mtg. Corp.        9/20/00
                                    DTD 9/20/93                     100,000              88,219              99,139

   Fed. Home Loan Mtg. Corp.        6.350%, 3/7/01
                                    DTD 3/7/94                      200,000             182,313             198,376

   Fed. Nat'l Mtg. Assn             6.850%, 4/5/04                  200,000             198,300             203,000

   Fed. Nat'l Mtg. Assn             7.000%, 8/12/02
                                    DTD 8/10/92                     200,000             185,937             198,938

   Fed. Nat'l Mtg. Assn             7.500%, 2/11/02
                                    DTD 2/10/92                     200,000             215,937             209,250

   Fed. Home Loan Mtg               6.970%, 10/3/05                  75,000              73,336              74,766
                                    DTD 10/3/95

   Fed. Home Loan Mtg               7.830%, 8/11/04                 130,000             129,878             130,812
                                    DTD 8/11/94

   Fed. Home Loan Mtg               6.970%, 6/16/00                 100,000             100,125              99,250

   Fed. Farm Credit Bank Notes      7.160%, 5/15/06                 125,000             126,875             128,614
                                                                                     ----------          ----------

                                                                                     $1,515,550          $1,564,193
                                                                                     ----------          ----------

Balanced Fund Total                                                                  $3,867,177          $4,549,723
                                                                                     ==========          ==========

EQUITY FUND

Corporate Debt Instruments

   Anheuser-Busch Company           7.250%, 9/15/15                 100,000         $  102,325           $   98,947
   Commercial Cr. Group Inc.        5.875%, 1/15/03                 175,000            166,378              167,489
   General Electric Cap. Corp.      8.750%, 5/21/07                 150,000            171,540              169,971
                                                                                    ----------           ----------

                                                                                    $  440,243           $  436,407
                                                                                    ----------           ----------


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996          SCHEDULE I (CONTINUED)
-------------------------------------------------------------------------------


                                                                        NUMBER OF
                                                                        SHARES OR           COST OF             CURRENT
IDENTITY OF ISSUE                        DESCRIPTION OF INVESTMENT      FACE VALUE           ASSET               VALUE

EQUITY FUND, CONTINUED

Common Stock

   Aflac Corp.                           Common Stock                     4,800             102,000             205,200
   Albertsons                            Common Stock                     4,100              97,941             146,062
   Allied Signal Inc.                    Common Stock                     3,025             111,002             202,675
   American Int'l Group                  Common Stock                     1,775             105,692             192,144
   American Std. Cos. Inc.               Common Stock                     5,500             169,520             210,375
   Black & Decker Corp.                  Common Stock                     6,400             237,701             192,800
   Boeing Company                        Common Stock                     1,496              70,646             159,324
   British Pete PLC ADR                  Common Stock                     1,500             185,190             212,062
   Burlington Northern Santa Fe          Common Stock                     2,300             175,363             198,663
   Carnival Corp.                        Common Stock                     4,400             130,265             145,200
   Caterpillar Inc.                      Common Stock                     1,650             113,912             124,163
   Clayton Homes Inc.                    Common Stock                    11,375             165,933             153,563
   Colgate Palmolive Company             Common Stock                     2,200             120,807             202,950
   Conagra Inc.                          Common Stock                     4,000             157,803             199,000
   Deere Company                         Common Stock                     4,200             124,493             170,100
   Enron Corp.                           Common Stock                     4,800             155,519             207,000
   Fed. Nat'l Mtg. Assn                  Common Stock                     5,650             120,404             212,581
   Franklin Res. Inc.                    Common Stock                     3,000             123,934             205,125
   General Electric Company              Common Stock                     2,100              94,918             207,638
   Hewlett Packard Company               Common Stock                     4,000             129,735             201,000
   Intel Corporation                     Common Stock                     1,800              66,090             235,688
   International Business                Common Stock
      Machines                           Common Stock                     1,650             184,674             249,975
   Kimberly Clark Corp.                  Common Stock                     2,200             182,257             209,550
   Lear Corp.                            Common Stock                     5,000             151,172             170,625
   Nabisco Holdings Corp.                Common Stock                     5,350             157,121             207,981
   Newell Cos Inc.                       Common Stock                     6,100             130,420             192,150
   Omnicom Group, Inc.                   Common Stock                     3,500              87,736             160,125
   Pepsico Incorporated                  Common Stock                     6,400             119,343             187,200
   Rockwell Int'l Corp.                  Common Stock                     2,300             124,987             140,012
   Schering Plough                       Common Stock                     3,100             114,869             200,724
   Solectron Corp.                       Common Stock                     2,900             107,642             154,788
   Wal Mart Stores Inc.                  Common Stock                     7,000             183,345             159,250
   Walgreen Co.                          Common Stock                     4,000              74,303             161,000
   Wells Fargo Co.                       Common Stock                       725             196,937             195,569
                                                                                         ----------          ----------

                                                                                         $4,573,674          $6,372,262
                                                                                         ----------          ----------
Interest in Pooled Funds

   SEI Liquid Asset Trust                Treasury portfolio             393,700          $  393,700          $  393,700
                                                                                         ----------          ----------


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996          SCHEDULE I (CONTINUED)
-------------------------------------------------------------------------------


                                                                        NUMBER OF
                                                                        SHARES OR            COST OF              CURRENT
IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT       FACE VALUE            ASSET                VALUE

EQUITY FUND, CONTINUED

U.S. Government Securities

   Federal Farm Cr Bks                  7.160%, 5/15/06                 100,000              101,063              102,891
   Fed. Nat'l Mtg. Assn                 6.850%, 4/5/04                  200,000              198,300              203,000
   Fed. Nat'l Mtg. Assn                 7.700%,8/10/04                  100,000              100,000              102,281
   Fed. Nat'l Mtg. Assn                 6.95%, 11/13/06                 100,000               99,943               99,234
   Fed. Home Loan Mtg. Corp.            6.570%, 2/16/06                 375,000              375,234              360,469
   Fed. Home Loan Bks                   6.480%, 10/6/05                 150,000              143,087              148,032
   Fed. Home Loan Mortgage              6.550%, 4/2/03                  100,000               99,844               97,844
   Fed. Home Loan Mortgage              6.970%, 6/16/00                 200,000              200,250              198,500
   U.S. Treasury Bonds                  10.750%, 8/15/05                150,000              177,516              192,375
                                                                                         -----------          -----------

                                                                                         $ 1,495,237          $ 1,504,626
                                                                                         -----------          -----------

Equity Fund Total                                                                        $ 6,902,854          $ 8,706,995
                                                                                         ===========          ===========

STOCK FUND

Common Stock

Dreyer's Grand Ice Cream, Inc.          Common Stock                    165,196          $ 5,023,304          $ 4,790,684
                                                                                         -----------          -----------

Interest in Pooled Funds

SEI Liquid Asset Trust                  Treasury Portfolio              245,100          $   245,100          $   245,100
                                                                                         -----------          -----------

Stock Fund Total                                                                         $ 5,268,404          $ 5,035,784
                                                                                         ===========          ===========

MASTERWORKS FUND*

Interest in Pooled Funds

MasterWorks Funds Inc.
   S&P 500 Stock Fund                   Mutual funds                    708,299          $ 8,409,792          $11,269,035
                                                                                         -----------          -----------

MasterWorks Fund Total                                                                   $ 8,409,792          $11,269,035
                                                                                         ===========          ===========


* Effective January 1, 1996, the Fund changed its name from Wells Fargo Fund to MasterWorks Funds. The Fund is managed by BZW Barclays Global Fund Advisors who replaced Wells Fargo Bank.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1996          SCHEDULE I (CONTINUED)
-------------------------------------------------------------------------------


                                                                NUMBER OF
                                                                SHARES OR         COST OF              CURRENT
IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT    FACE VALUE         ASSET                VALUE

LOAN FUND

Participant loans                  8% to 11.0%, due 2/1/97
                                   through 1/22/02                               $ 1,499,285          $ 1,499,285
                                                                                 -----------          -----------

Loan Fund Total                                                                  $ 1,499,285          $ 1,499,285
                                                                                 -----------          -----------

Total Assets Held for Investment at December 31, 1996                            $28,506,859          $33,667,287
                                                                                 ===========          ===========


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
DECEMBER 31, 1996                                                  SCHEDULE II
--------------------------------------------------------------------------------


                                                  AMOUNT RECEIVED         UNPAID
IDENTITY AND ADDRESS             ORIGINAL      DURING REPORTING YEAR    BALANCE AT
     OF OBLIGOR                 LOAN AMOUNT    PRINCIPAL   INTEREST     END OF YEAR      DETAILED DESCRIPTION OF LOAN

-  Alexis Rivera                $  1,619          $-          $ -         $ 1,509     Interest Rate:  8.5%
   SSN:  ###-##-####                                                                  Loan Date:      5/19/92
   2322 Ellis Ave., #1                                                                Term:           61 months
   Bronx, NY  10462                                                                   Collateral:     50% of borrower's vested
                                                                                                      accrued benefit
                                                                                      Last Payment:   11/23/92
                                                                                      Reason:         Termination of employment
                                                                                      Status:         In collection

-  John Eger, Jr.                  3,400          -            -            2,457     Interest Rate:  10.5%
   SSN:  ###-##-####                                                                  Loan Date:      7/22/91
   29402 Ivy Glenn Dr.                                                                Term:           60 months
   Laguna Niguel, CA  92677                                                           Collateral:     50% of borrower's vested
                                                                                                      accrued benefit
                                                                                      Last Payment:   4/29/93
                                                                                      Reason:         Termination of employment
                                                                                      Status:         In collection








                                             Amount
                                            Overdue
                                           Principal           Interest

-  Alexis Rivera                            $ 1,509               $ -
   SSN:  ###-##-####
   2322 Ellis Ave., #1
   Bronx, NY  10462





-  John Eger, Jr.                            2,457                   -
   SSN:  ###-##-####
   29402 Ivy Glenn Dr.
   Laguna Niguel, CA  92677


DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

SERIES OF TRANSACTIONS DURING THE YEAR ENDED
DECEMBER 31, 1996 IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS AT DECEMBER 31, 1995                             SCHEDULE V
--------------------------------------------------------------------------------


                                                                                                            CURRENT
                                                      NUMBER                                 COST OF        VALUE ON       REALIZED
    PARTY                 DESCRIPTION                   OF       PURCHASE     SELLING         ASSET        TRANSACTION      GAIN/
   INVOLVED                OF ASSET                TRANSACTIONS    PRICE       PRICE         DISPOSED         DATE         (LOSS)
Imperial Trust Co.  SEI Liquid Asset Trust - Treasury   364     $16,340,300                               $ 16,340,300        $-

Imperial Trust Co.  SEI Liquid Asset Trust - Treasury   230                 $ 15,976,400    $ 15,976,400    15,976,400         -

Imperial Trust Co.  U.S. Treasury Bills                  12       3,118,122                                  3,118,122         -

Imperial Trust Co.  U.S. Treasury Bills                  11                    3,090,082       3,090,082     3,090,082         -

Imperial Trust Co.  Master Works Funds Inc.
                    S&P 500 Stock Fund                   40       3,526,429                                  3,526,429         -


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     DREYER'S GRAND ICE CREAM, INC.
                                     SAVINGS PLAN

Date:  June 18, 1997                 By: /s/ William C. Collett
                                         ----------------------
                                              William C. Collett
                                     Member of Dreyer's Grand Ice Cream,
                                     Inc. Savings Plan Administrative
                                     Committee, as Plan Administrator





                                     By: /s/ Jeffrey R. Shields
                                         ----------------------
                                              Jeffrey R. Shields
                                     Member of Dreyer's Grand Ice Cream,
                                     Inc. Savings Plan Administrative
                                     Committee, as Plan Administrator

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                 DESCRIPTION
------                 ------------

23                     Consent of Independent Accountants